FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY, 2007

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1066-1640 West Hastings Street, Vancouver, B.C. Canada, V6C 1H2
(Address of principal executive offices)

Attachments:

1. Interim Consolidated Financial Statements For The Six Months Ended November 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: 13 February, 2007   By: */s/ Seamus Young*
                                        Name
                                  Its: President/Director
                                        (Title)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
(UNAUDITED – PREPARED BY MANAGEMENT)

These financial statements
have not been reviewed by the Company's auditors.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

	November 30 2006 - $ -	May 31 2006 - $ -
	Unaudited	**Audited**
A S S E T S		
CURRENT ASSETS		
Cash	1,886,183	2,680,999
Cash committed for mineral exploration	-	845,027
Amounts receivable	59,129	60,994
Marketable securities (Note 2)	42,335	42,335
Due from related parties (Note 5)	92,494	71,451
Prepaid expenses and deposits	59,500	143,170
	2,139,641	3,843,976
CAPITAL ASSETS (Note 3)	56,099	62,551
MINERAL INTERESTS (Note 4)	7,304,815	5,561,034
	9,500,555	9,467,561
L I A B I L I T I E S		
CURRENT LIABILITIES		
Accounts payable	116,247	131,966
FUTURE INCOME TAXES	418,000	418,000
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	14,459,806	14,439,872
CONTRIBUTED SURPLUS (Note 9)	562,259	536,365
SHARE SUBSCRIPTIONS RECEIVABLE (Note 10)	(79,875)	(49,000)
DEFICIT	(7,240,756)	(6,009,642)
	7,701,434	8,917,595
MINORITY SHAREHOLDERS INTEREST (Note 12)	1,264,874	-
	9,500,555	9,467,561

APPROVED BY THE DIRECTORS

Signed: "Seamus Young"

Signed: "Judith Mazvihwa"

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended November 30		Six Months Ended November 30	
	2006 - $ -	**2005** - $ -	**2006** - $ -	**2005** - $ -
EXPENSES				
Amortization	3,226	3,132	6,452	6,264
Business development	66,175	37,954	111,057	55,149
Investor relations	19,028	11,495	44,165	19,745
Dilution loss on share issuances (Note 12)	698,497	-	698,497	-
Management fees (Note 5)	15,000	7,500	30,000	15,000
Office and miscellaneous	31,019	9,563	72,541	28,772
Property investigation	6,716	-	6,716	-
Professional fees	102,693	18,870	148,935	29,762
Salaries and benefits	74,173	17,593	114,478	39,079
Stock-based compensation	(909)	-	30,828	139,096
Transfer agent and filing fees	4,829	1,960	9,437	9,170
Interest Income	(15,828)	-	(41,992)	-
Gain on disposal	-	(10,470)	-	(10,470)
	1,004,619	97,597	1,231,114	331,567
NET LOSS FOR PERIOD	(1,004,619)	(97,597)	(1,231,114)	(331,567)
DEFICIT, BEGINNING OF PERIOD	(6,236,137)	(6,055,956)	(6,009,642)	(5,821,986)
DEFICIT, END OF PERIOD	(7,240,756)	(6,153,553)	(7,240,756)	(6,153,553)
NET LOSS PER SHARE	(0.018)	(0.003)	(0.022)	(0.009)
WEIGHTED AVERAGE SHARES OUTSTANDING	56,850,334	38,364,006	56,905,908	38,364,006

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended November 30		Six Months Ended November 30	
	2006 - $ -	2005 - $ -	2006 - $ -	2005 - $ -
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(1,004,619)	(97,597)	(1,231,114)	(331,567)
Amortization	3,226	3,132	6,452	6,264
Gain on disposal of Marketable Securities	-	(10,470)	-	(10,470)
Loss on share issuances	698,497	-	698,497	-
Stock-based compensation	(909)	-	30,828	139,096
Changes in non-cash working capital				
Amounts receivable	111,797	(21,799)	1,865	(83,167)
Due from related parties	96,148	(56,184)	(21,043)	(113,260)
Accounts payable	(414,818)	(22,853)	(15,719)	6,266
Prepaid expenses and deposits	63,288	(8,230)	83,670	(2,893)
Marketable securities	-	(13,000)	-	(13,000)
Net cash used in operating activities	(447,390)	(227,001)	(446,564)	(402,731)
INVESTING ACTIVITIES				
Capital assets	-	-	-	(1,637)
Proceeds on sale of Marketable securities	-	17,870	-	17,870
Mineral interests	(175,112)	(345,442)	(1,743,781)	(1,087,245)
Net cash used in investing activities	(175,112)	(327,572)	(1,743,781)	(1,071,012)
FINANCING ACTIVITIES				
Share capital issued	-	-	15,000	801,356
Share subscriptions received	-	-	5,000	-
Outside shareholders	530,502	-	530,502	-
Net cash provided by financing activities	530,502	-	550,502	801,356
DECREASE IN CASH	(92,000)	(554,573)	(1,639,843)	(672,387)
CASH, BEGINNING OF PERIOD	1,978,183	1,266,617	3,526,026	1,384,431
CASH, END OF PERIOD	1,886,183	712,044	1,886,183	712,044
SUPPLEMENTAL CASH FLOW INFORMATION				
Cash transactions				
Interest paid on debt	-	-	-	-
Income tax paid	-	-	-	-

- See Accompanying Notes -

1. **NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS**

   International KRL Resources Corp. ("the Company") was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

   The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing to generate profitable operations in the future. The Company has working capital of $2,023,394 and an accumulated deficit of $7,240,756 as at November 30, 2006. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

   The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

   These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a) Basis of presentation

       These un-audited interim financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles for financial statements and on a basis consistent with the policies set out in the Company's annual audited financial statements for the year ended May 31, 2006. However, certain disclosures required for annual financial statements have not been included, Accordingly, these un-audited interim financial statements should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended May 31, 2006.

   b) Principles of Consolidation

       The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions have been eliminated upon consolidation.

   c) Cash and Cash Equivalents

       The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   d) Marketable Securities

       Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at November 30, 2006, the fair market value of the securities held was $82,820 (May 31, 2006 - $87,275).

   e) Loss Per Share

       Basic and diluted net income (loss) per share is computed by dividing the net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). The Company applies the treasury stock method in calculating diluted "loss per share". Diluted "loss per share" excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)   Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee ("EIC") Abstract No. 126, "Accounting by Mining Enterprises for Exploration Costs" and Accounting Guideline No. 11 ("AcG-11"), Enterprises in the Development Stage" issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

g)   Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

h)   Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the year when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

i)   Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%
Software	50%

In the year of acquisition, amortization is recorded at one-half the above rates.

j)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

k)   Stock-Based Compensation

The Company applies the fair value method to stock-based compensation. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Stock Issuance Costs

During the previous year, the Company changed its accounting policy to account for share issuance costs as an offset to consideration received for share capital issued. Accordingly the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the share capital and opening deficit by the same amount. This change in accounting policy was also applied to the respective comparative quarterly reporting.

m) Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

n) The Company's financial instruments consist of cash, marketable securities, prepaid and other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The company is not party to any derivative instruments.

3. CAPITAL ASSETS

	Cost - $ -	Accumulated Amortization - $ -	November 30 2006 Net Book Value - $ -	May 31 2006 Net Book Value - $ -
Computer equipment	18,236	12,690	5,546	6,525
Computer software	2,327	1,672	655	873
Crew house option	10,000	-	10,000	10,000
Field equipment	26,073	7,043	19,030	21,144
Office furniture and equipment	13,964	5,672	8,292	9,213
Vehicle	35,525	22,949	12,576	14,796
	106,125	50,026	56,099	62,551

4. MINERAL INTERESTS

A summary of expenditures incurred relating to the Company's mineral interests is as follows:

		November 30, 2006 - $ -	Current expenditures - $ -	May 31, 2006 - $ -
a)	Copper Hill, Ontario			
	Acquisition costs	544,876	7,384	537,492
	Exploration expenditures:			
	Accommodation & Meals	236,478	13,440	223,038
	Amortization	24,213	-	24,213
	Assays	248,551	27,453	221,098
	Drafting	91,148	65	91,083
	Drilling	1,086,549	-	1,086,549
	Geo wages & misc.	1,050,939	11,500	1,039,439
	Geophysics	156,787	-	156,787
	License fees	29,094	711	28,383
	Line cutting	97,521	-	97,521
	Supervision	13,450	3,250	10,200
	Supplies & misc.	149,820	537	149,283
	Support wages	230,223	-	230,223
	Surveys	128,703	-	128,703
	Travel & vehicle	249,458	2,341	247,117
	Recoveries	(112,500)	-	(112,500)
		3,680,434	59,297	3,621,137
	Total Copper Hill, Ontario	4,225,310	66,681	4,158,629
b)	Nor, Yukon			
	Acquisition costs	188,080	25,938	162,142
	Exploration expenditures:			
	Accommodation & Meals	249,746	130,441	119,305
	Assays	45,670	25,327	20,343
	Diamond Drilling	467,478	467,478	-
	Drafting	7,740	1,061	6,679
	Fuel	188,794	166,865	21,929
	Geo wages & misc.	228,770	99,998	128,772
	Geophysics	161,832	-	161,832
	Helicopter	975,104	542,709	432,395
	License fees	7,180	620	6,560
	Line Cutting	109,794	-	109,794
	Supervision	52,055	20,363	31,692
	Supplies & misc.	80,383	31,146	49,237
	Support wages	132,930	88,709	44,221
	Surveys	86,568	-	86,568
	Travel & vehicle	47,512	20,929	26,583
	METC receivable	(16,368)	-	(16,368)
		2,825,188	1,595,646	1,229,542
	Total Nor Property, Yukon	3,013,268	1,621,584	1,391,684

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2006
(UNAUDITED – PREPARED BY MANAGEMENT)

4. MINERAL INTERESTS (Continued)

		November 30, 2006 - $ -	Current expenditures - $ -	May 31, 2005 - $ -
c)	**Carswell, Saskatchewan**			
	Acquisition costs	-	-	-
	Exploration expenditures:			
	Drafting	1,250	1,250	-
	Geo wages & misc.	506	6	500
	Supervision	8,750	4,500	4,250
	Recoveries	(4,750)	-	(4,750)
		5,756	5,756	-
	Total Carswell, Saskatchewan	5,756	5,756	-
d)	**Bear River, B.C.**			
	Acquisition costs	7,889	2,520	5,369
	Exploration expenditures:			
	Assay	326	-	326
	License and recording fees	3,802	-	3,802
	Supervision	4,000	3,000	1,000
	Supplies & misc.	224	-	224
		8,352	3,000	5,352
	Total Bear River, British Columbia	16,241	5,520	10,721
e)	**U Claims, Yukon**			
	Acquisition costs	30,000	30,000	-
	Exploration expenditures:			
	Accommodation & Meals	375	375	-
	Drafting	248	248	-
	Fuel	2,985	2,985	-
	Geophysics	2,882	2,882	-
	Helicopter	7,000	7,000	-
	Supervision	750	750	-
		14,240	14,240	-
	Total U Claims, Yukon	44,240	44,240	-
		7,304,815	1,743,781	5,561,034

(a) Copper Hill, Ontario

(i) By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 848 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During fiscal 2005, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company's Copper Hill Project. During the year, the Company re-staked various other claims.

4.   **MINERAL INTERESTS (Continued)**

(ii)   Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)   Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. ("Hemlo") to acquire 50% of the Company's interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo's failure to make the second option payment.

(iv)   Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)   Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi)   Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

b)   Nor Property, Yukon

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i) $7,500 paid within 5 days of agreement (paid);
(ii)   a further $20,000 paid on June 1, 2005 (paid);
(iii)   a further $30,000 paid on December 1, 2005 (paid);
(iv)   a further $40,000 to be paid on December 1, 2006;
(v)   a further $50,000 to be paid on December 1, 2007; and
(vi)   a further $60,000 to be paid on December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

4.   **MINERAL INTERESTS (Continued)**

Share consideration:

(i)   200,000 shares issued in December, 2004 (issued);
(ii)   a further 200,000 shares issued on December 1, 2005 (issued);
(iii)   a further 200,000 shares to be issued on December 1, 2006;
(iv)   a further 200,000 shares to be issued on December 1, 2007; and
(v)   a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During the fiscal 2005 and 2006, the Company staked an additional 230 claims, to bring the total number of claims to 448. These claims are subject to the same NSR terms as the option agreement claims.

c)   Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company's interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i) $25,000 paid on or before March 19, 2005 (received);
(ii)   100,000 shares issued on or before March 19, 2005 (received);
(iii)   50,000 shares to be issued on or before March 14, 2006 (received);
(iv)   50,000 shares to be issued on or before March 14, 2007;
(v) $25,000 to be expended on exploration before March 14, 2006 (expended);
(vi)   a further $25,000 to be expended on exploration before March 14, 2007;
(vii)   a further $25,000 to be expended on exploration before March 14, 2008; and
(viii) a further $25,000 to be expended on exploration before March 14, 2009.

(d)   Bear River, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

(e)   U Claims, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 90 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $260,000 cash consideration and issue a total of 750,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:
(i) $30,000 paid within 5 days of agreement (paid);
(ii)   a further $30,000 to be paid on August 1, 2007;
(iii)   a further $40,000 to be paid on August 1, 2008;
(iv)   a further $50,000 to be paid on August 1, 2009;
(v)   a further $50,000 to be paid on August 1, 2010; and
(vi)   a further $60,000 to be paid on August 1, 2011.

If at any time the shares of the Company trade, for 10 days, at $1.50 or more, all-further cash payments will be reduced by 50%; and if at any time the shares of the Company trade, for 10 days, at $3.00 or more, all further cash payments will be deemed to have been satisfied.

4.   **MINERAL INTERESTS (Continued)**

Share consideration: All shares to be issued subject to a hold period of four months

(i)   200,000 shares to be issued on December 7, 2006;
(ii)   a further 150,000 shares to be issued on August 1, 2007;
(iii)   a further 100,000 shares to be issued on August 1, 2008;
(iv)   a further 100,000 shares to be issued on August 1, 2009;
(v)   a further 100,000 shares to be issued on August 1, 2010; and
(vi)   a further 100,000 shares to be issued on August 1, 2011.

If at any time the shares of the Company trade, for 10 days, at $3.00 or more, all further share consideration will be reduced by 50%.

Work commitment:

A total of $500,000 in expenditures must be incurred on the Property at any time during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

5.   **RELATED PARTY TRANSACTIONS AND BALANCES**

(a)   The Company paid (received) the following amounts to related parties at their exchange amounts:

	November 30 2006 - $ -	November 30 2005 - $ -
Management fees paid to a company controlled by a director	30,000	15,000
Property supervision fees paid to a company controlled by a director	33,426	19,643
Gowganda, Ontario lease option payments to a relative of a director	12,000	12,000
Rent reimbursement received from a company with common officers and directors (included in office and miscellaneous)	(17,186)	(10,926)
	58,240	35,717

		November 30 2006 - $ -	May 31 2006 - $ -
All of the following amounts, due to and from the Company, are unsecured, non-interest bearing and due on demand			
(b)	Amount due from a director	-	6,697
(c)	Amount due from a company controlled by a director	65,247	40,779
(d)	Amount due from a company with common officers and directors for reimbursement of shared office costs and other expenditures. All repaid subsequent to the quarter.	27,247	23,975
		92,494	71,451

6. **SHARE CAPITAL**

Authorized

100,000,000 common shares without par value

Issued and outstanding

	# of shares	- $ -
Balance, May 31, 2005 (as restated)	35,345,256	10,971,353
Issued during fiscal 2006 for:		
Cash		
Flow-through private placement	3,610,000	902,500
Non-flow-through private placement	11,200,000	2,240,000
Stock options exercised	1,483,156	261,131
Warrants exercised	4,159,452	863,309
Share subscriptions receivable pursuant to shares issued for option and warrants exercised	-	44,000
Mineral property option payments	200,000	36,000
Finders' fees	852,470	170,494
Fair value of stock options exercised transferred from contributed surplus	-	154,398
Flow-through shares renunciation	-	(958,536)
Share issuance costs	-	(244,777)
Balance, May 31, 2006	56,850,334	14,439,872
Issued		
Cash		
Stock options exercised	50,000	10,000
Warrants exercised	20,000	5,000
Fair value of stock options exercised transferred from contributed surplus	-	4,934
Balance, November 30, 2006	56,920,334	14,459,806

(a)   In the current period 50,000 options were exercised and 50,000 shares were issued at $0.20 per share.

(b)   In the current period 20,000 warrants were exercised and 20,000 shares were issued at $0.25 per share.

For the Year ending May 31, 2006

   (a)   In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

   Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

6. **SHARE CAPITAL (Continued)**

(b) In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(c) In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder's fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d) The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

7. **STOCK OPTIONS**

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company's stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

During the period, 350,000 stock options were granted and vested and 125,000 previously granted, vested. The fair value of incentive stock options granted and fully vested during the period was $48,064 and was recognized as compensation expense in the current period and recorded in equity as contributed surplus relating to stock options granted.
The fair value of options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate range	4.37% - 3.22%
Term of options	2 years
Volatility range	82% - 103%

At November 30, 2006 the following stock options were outstanding

Number of Options	Exercise price $	Expiry date
350,000	0.20	February 16, 2007
567,569	0.20	April 12,2007
246,525	0.20	May 19, 2007
750,000	0.25	July 8, 2007
95,000	0.25	August 3, 2007
100,000	0.25	September 18, 2008
500,000	0.45	August 15, 2007
1,000,000	0.45	January 30, 2008
250,000	0.45	July 5, 2008
250,000	0.50	March 3, 2008
550,000	0.50	April 18, 2008
500,000	0.60	August 15, 2007
5,159,094		

8. SHARE PURCHASE WARRANTS

At November 30, 2006 the following share purchase warrants were outstanding

Number of Warrants	Exercise price $	Expiry date
971,500	0.25	February 1, 2008
2,725,000	0.30	February 3, 2007
1,180,000	0.30	December 29, 2007
4,654,000	0.30	February 1, 2008
1,250,000	0.50	August 3, 2007
95,000	0.50	August 7, 2007
1,682,328	0.75	April 12, 2007
11,147	0.75	May 19, 2007
3,104,681	0.80	April 12, 2007
988,475	0.80	May 19, 2007
16,662,131		

9. CONTRIBUTED SURPLUS

	November 30 2006 - $ -	May 31 2006 - $ -
Balance, beginning of period	536,365	369,899
Fair value of stock options granted	48,064	379,429
Fair value of stock options cancelled/forfeited	(17,236)	(58,565)
Fair value of stock options exercised transferred to share capital	(4,934)	(154,398)
Balance, end of period	562,259	536,365

10. SHARE SUBSCRIPTION RECEIVABLE

The amount receivable of $79,875 (May 31, 2006 - $49,000) is due from a director for shares issued pursuant to the exercise of stock options and stock purchases. This amount was repaid subsequent to this quarter end.

11. COMMITMENTS

(a)   During the previous financial year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $4,129 per month rent. A total of 50% of the lease minimum payments are charged to a second public company on a month to month basis.

12. MINORITY SHAREHOLDERS INTEREST

During November, 2006 the subsidiary, Golden Harp Resources Inc. (GHR), issued in a private placement 3,626,250 non-flow-through units at $0.10 and 1,582,500 flow-through units at $0.15 raising gross proceeds of $600,000. Each non-flow-through unit consisted of one non-flow-through common share and share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008. Each flow-through unit consisted of one flow-through share and one-half warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008.

The above share transactions resulted in reduction of the Company's proportionate interest in GHR from 100% to 65.75%. Accordingly, recognition of the 34.25% interest of minority shareholders in GHR as follows:

Assets of GHR at November 30, 2006	3,843,445
Less: Liabilities	150,207
Net Assets	$3,693,238
The minority interest of shareholders in the Net Assets of GHR 34.25%	$1,264,874

12. MINORITY SHAREHOLDERS INTEREST (Continued)

The minority interest of shareholders in the Net Assets of GHR 34.25%

Proceeds of common shares issued	(600,000)	$1,264,874
Less: Share issue costs	33,623	(566,377)
Dilution loss from change in ownership from subsidiary		$698,497

13. FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for the presentation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2006.

14. SUBSEQUENT EVENTS

Subsequent to November 30, 2006 the Company entered into the following transactions:

(a)   In December 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consisted of one flow-through share and one-quarter warrant entitling the holder to purchase one non-flow-through common share at a price of $0.365 per share expiring on December 22, 2007.

Share issuance costs included a $40,612 cash finder's fee; issue of 143,420 units (same terms as the units issued, except non-flow-through shares) as a finder's fee. A due diligence fee of $20,000 was paid and 641,558 agents warrants issued to purchase non-flow through shares at $0.365 per share expiring December 22, 2007.

(b)   Issued 200,000 shares at a price of $0.28 pursuant to the Nor property option payment and property commitment.

(c)   Issued 200,000 shares at a price of $0.25 pursuant to the U claims property option payment and property commitment.

(d)   Golden Harp Resources Inc. closed the private placement and issued 100,000 non-flow-through units at $0.10 raising gross proceeds of $10,000. Each non-flow-through unit consisted of one non-flow-through common share and share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.

INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006

DESCRIPTION OF BUSINESS

The following management discussion and analysis, of the consolidated financial position of International KRL Resources Corp. ("Company") and its subsidiary Golden Harp Resources Inc. ("Golden Harp") and the results of operations prepared as of January 19, 2007. International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan, British Columbia, and the Yukon. The Company is currently focusing its exploration activities for base and precious metals on its Nor Property in the Yukon Territory, Bear River Property in British Columbia, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The Copper Hill Property has been transferred to International KRL's subsidiary.

FINANCIAL SUMMARY

During the period, the Company raised cash in the amount of $15,000 by the exercise of warrants and options. An amount of $1,743,781 was spent on mineral interests' acquisition and exploration expenditures. The total loss for the period was $1,231,114. Administration expenses were $532,617. There was a loss of $698,497 due to the change in ownership of the subsidiary.

RESULTS OF OPERATIONS

Net loss in the current period was $1,231,114 compared to $331,567 in the prior year reflecting an increase of $899,547. The costs relate to the Company's subsidiary incurring seed capital to finance its activities as well as increased legal fees for establishing itself in the marketplace. Other increased costs relate to additional efforts to provide greater administrative support to management's ongoing efforts to seek new properties, monitor exploration activities and increase shareholder value. Significant line item changes were as follows:

- Loss on share issuances of $698,497 as described above.
- Professional fees increased by $119,173 due to an increase in contracts pertaining to the spin off of Golden Harp Resources Inc. and an under provision of costs relating to the previous years auditor's fees.
- Stock-based compensation decreased by $108,268 due to lesser compensation awarded in the quarter
- Administration salaries increased by $75,399 and Investor Relations expense increased by $24,420 due to an increase in staff and salary increases to attract experienced and qualified personnel.
- Office and miscellaneous increased by $43,769 due to the new premises acquired to accommodate the growth in staff and related costs.
- Business development expenses increased by $55,908 mainly due to increased travel and convention expenses due to management's efforts to raise the profile of the Company.

SUMMARY OF QUARTERLY RESULTS
(Restated – See Note 2 (l) to the interim consolidated financial statements for the six months ended November 30, 2006)

	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb. 28, 2005
Net income (loss)	(1,004,619)	(226,495)	580,532	(436,621)	(97,597)	(233,970)	(322,651)	(101,255)
Net income (loss) per share (Basic and diluted)	(0.018)	(0.004)	0.013	(0.009)	(0.003)	(0.006)	(0.013)	(0.004)

For each of the above periods, the Company had no revenue, except for financial year-end 2006, where a tax recovery changed the loss to income.   Net loss (before extraordinary item) was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

LIQUIDITY

At November 30, 2006, the Company had working capital totaling $2,023,394. These funds should be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a reduced exploration program. Nonetheless, as the company has no income producing properties, it will continue to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $446,564, net cash used in investing activities was $1,743,781, and cash provided by financing activities was $550,502. This resulted in a net decrease in cash of $1,639,843 from the Company's cash position at May 31, 2006.

CHANGES IN FINANCIAL POSITION

Significant changes in the Company's financial position are as follows:

The increase in mineral interests of $1,743,781 reflects exploration expenditures and acquisition costs of $1,595,646 incurred at the Nor Property in the Yukon, with the balance attributable to exploration expenditures on the other properties.

The increase in share capital of $15,000 was due to the exercise of warrants and options, details of which are listed in Note 6 accompanying the interim financial statements. The increase of $4,934 in share capital represents the fair value of stock options exercised and transferred from contributed surplus.

The increase in contributed surplus of $25,894 represents the value of stock options granted during the period totaling $48,064 less $3,076 fair value options cancelled, less $14,160 value of options lapsed and less $4,934 fair value of stock options exercised as described above. Details are outlined in Note 9 accompanying the interim financial statements.

RELATED PARTY TRANSACTIONS

Related party transactions are described in Note 5 accompanying the interim financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL Resources Corp.'s mineral properties plus a per diem for supervision time spent at the properties ($3,426 for the period); and $5,000 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions.

Logan Resources Ltd. is a resource exploration company that has 4 common directors with the Company, including the President of both companies, Seamus Young. Amounts owing by Logan Resources Ltd. represent amounts billed under a cost sharing arrangement with the Company for office space and administrative services. Subsequent to the quarter the debt was repaid.

MINERAL PROPERTIES

Copper Hill Property, Ontario - Gold

The Subsidiary's Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 848 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone. Numerous exploration targets are identified on the property, which warrant follow-up. Ownership details are listed in note 4(a)(i) to the 2006 annual financial statements.

Bear River Property, BC - Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units, 100% owned mineral claims (subject to NSR's) covering an area of 775 hectares (1,918 acres). Exploration to date has identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partner to take advantage of this cycle and accelerate is exploration prospects here.

Nor Property, Yukon - Copper/Gold/Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. The Company extended its claim block from 236 claims (48 sq. km) to 448 claims covering approximately 94 sq. km (23,127 acres or 9,363 hectares). The property was expanded to secure additional areas of interest and the geophysical expression of the Wernecke Breccia. This property bears striking geological, geochemical and geophysical similarities to the Olympic Dam IOCG type deposit in Australia.

International KRL acquired the right to earn a 100%-interest subject to a 2% NSR by an option agreement signed in October 2004. The terms of the option are detailed in note 4(b) in the financial statements. Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of the property.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located in the uranium-rich Athabasca Basin. The Company's claims, in the Cluff Lake Structure, also known as the Carswell Dome, are flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past producing Cluff Lake Mine. The claims cover 2425.5 hectares (5,993 acres). The Company granted an option to ESO Uranium Corp. (previously known as Essendon Solutions Inc.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property (see note 4(c) in the 2006 annual financial statements).

MINERAL EXPLORATION ACTIVITY

COPPER HILL PROPERTY

Spin-Off Plan For Copper Hill Property

The Company is seeking regulatory approval for the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis. The proposed plan of reorganization will be implemented in several stages. The initial stage involved the transfer of the Copper Hill Project to the Company's wholly-owned subsidiary (the "Subsidiary") in exchange for shares of the Subsidiary. The Company will then distribute the shares of the Subsidiary, by way of a return of share capital, to the shareholders of International KRL Resources Corp. on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

Implementation of the plan is subject to regulatory approval by the TSX Venture Exchange, approval of the Supreme Court of British Columbia to reduce the stated share capital of International KRL Resources Corp., the Subsidiary obtaining Reporting Issuer status in British Columbia, Ontario and Alberta and the listing of the Subsidiary's shares on either the TSX Venture Exchange or the CNQ Exchange.

This spin-off plan was undertaken to improve access to capital, minimize dilution and accelerate the exploration opportunities associated with the project as International KRL focuses its efforts and resources on the Nor project in the Yukon. Shareholders will benefit by retaining ownership of both projects while improving access to capital for the extensive exploration programs required for both the Nor and Copper Hill.

Golden Harp Resources Inc. – Background

Golden Harp Resources Inc. (GHR) was incorporated in May 2006 as a subsidiary of the Company for the purpose of "spinning -off" to the Company's shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the "Copper Hill Property").

The Return of Capital Shares were issued to the Company on May 31, 2006 when 10,000,000 GHR shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Claims at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the "GHR IPO") early 2007 and list its shares on the TSX Venture Exchange. There can be no assurance that that such listing will be completed or that the GHR IPO will be completed.

The majority of International KRL Resources Corp. shareholders voted in favor of the distribution of shares of Golden Harp Resources Inc. at International KRL's Annual General Meeting held November 29, 2006.

CARSWELL PROPERTY, SASKATCHEWAN - URANIUM

The Company was advised by ESO Uranium Corp. (ESO) that an extensive ground geophysical exploration program conducted in the Western Athabasca Basin in October 2006 by ESO, covered International KRL's Carswell project. International KRL was also informed that the preliminary results of this ground geophysical horizontal loop electromagnetic survey confirmed a number of conductors that were previously identified on International KRL's ground by an airborne geophysical survey.

Previous work completed on the property includes a Megatem II airborne geophysical survey that was carried out by ESO in October 2005. The magnetic signature of International KRL's ground shows a central magnetic low area running NNW-SSE flanked by two higher magnetic regimes and this has some similarity to the magnetic setting for several of the Cluff Lake deposits. The magnetic low is interpreted to indicate metasedimentary rocks that may include graphitic horizons, which if faulted, can form conductive structures. Elsewhere in the Athabasca Basin, such conductors are associated with uranium deposits. Five conductors were identified by the Megatem survey within and subparallel to the central magnetic low.

International KRL's ground was the subject of various exploration programmes when it was held by Mokta, and its successor company Cogema. Of considerable significance is the discovery during the earlier work, of two trains of radioactive boulders: one on the edge of the Cluff Lake Mine Lease with its probable source on International KRL's ground near the north east end (up ice end) of the boulder train; the second is on International KRL's ground close to the north end of the Cluff Lake Mine Lease, where one boulder assayed 16.9% (338 lbs/s.ton) U_3O_8 and 2.9 g/t gold. The boulder trains both lie down ice from conductors identified by the Megatem survey, which suggests that a possible source may be associated with these conductors.

International KRL Resources is currently working on a joint venture for its Carswell property.

BEAR RIVER PROJECT, BRITISH COLUMBIA

Exploration to date has identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. However, there was minimal activity on this property during the quarter. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration.

The Company is seeking a strategic partner to take advantage of the commodity cycle and accelerate its exploration efforts on the Bear River project.

NOR PROPERTY

Nor Property Diamond Drilling Results

In the 2006 field season, the Company drilled nine holes, representing just over 1,600 m, 10% of the 15,000-metre diamond drill program originally planned. International KRL Resources Corp. shipped over 1200 samples of core to Acme for multi-element analysis. The highlights of the results of this preliminary diamond drill program include Hole 009-06 which intersected 20 m of 0.25% Cu (including 7 m of 0.32% Cu) and Hole 005-06 which intersected 2 m of 0.9% Cu (including 1 m of 1.6% Cu) and 5 m of 0.6% Cu (including 3 m of 0.7% Cu). Copper mineralization was intersected in four out of the nine holes that were drilled. Results are provided in a table below. The priority uranium targets will be tested in the 2007 field season.

The most significant intersection from a geological perspective came from Hole 009-06, which was the last hole drilled in the 2006 field season. As the drilling continued, the geological model was further clarified and the drilling was focused accordingly towards the contact of the Wernecke Breccia and the Proterozoic Fairchild Lake Group Rocks. The model is analogous to the Olympic Dam where mineralization is concentrated on the contacts represented by a change of alteration. Hole 009-06 was the most successful outcome of this exercise. In addition, Hole 005-06 intersected the highest grades of 0.9% Cu over 2 m (including 1.6% Cu over 1 m) and 0.6% Cu over 5 m (including 0.7% Cu over 3 m). The intersections from this hole confirmed the surface soil geochemistry results. The mineralized fraction is a very distinctive zone in the entire geologic package.

NOR Diamond Drill Results 2006

HOLE_NO (Depth, m)	FROM (M)	*From feet*	TO (M)	*To feet*	WIDTH (M)	*WIDTH feet*	% Cu	INTERCEPTS
NOR-001-06 (74.06m)								No significant intercepts.
NOR-002-06 (196.7m)	14	*45.9*	15	*49.2*	1	*3.3*	0.21	
	115	*377.2*	116	*380.5*	1	*3.3*	0.36	
	120	*393.6*	121	*396.9*	1	*3.3*	0.11	
	176	*577.3*	177	*580.6*	1	*3.3*	0.13	
	184	*603.5*	190	*623.2*	6	*19.7*	0.14	
NOR-003-06 (471.65m)								No significant intercepts.
NOR-004-06 (91.40m)								No significant intercepts.
NOR-005-06 (259.10m)	109	*357.5*	111	*364.1*	2	*6.6*	0.9	Including 1m @ 1.6% Cu.
	114	*373.9*	126	*413.3*	12	*39.4*	0.1	Including 2m @ 0.2% Cu.
	143	*469*	155	*508.4*	12	*39.4*	0.2	Including 1m @ 0.5% Cu.
	161	*528.1*	163	*534.6*	2	*6.6*	0.2	
	189	*619.9*	194	*636.3*	5	*16.4*	0.6	Including 3m @ 0.7% Cu.
	220	*721.6*	235	*770.8*	15	*49.2*	0.2	Including 4m @ 0.3% Cu.
NOR-006-06 (199.60m)								No significant intercepts.
NOR-007-06 (210.67m)	108	*354.2*	109	*357.5*	1	*3.3*	0.17	
	114	*373.9*	118	*387*	4	*13.1*	0.23	Including 1m @ 0.40% Cu.
	127	*416.6*	128	*419.8*	1	*3.3*	0.25	
	134	*439.5*	135	*442.8*	1	*3.3*	0.11	
	167	*547.8*	172	*564.2*	5	*16.4*	0.17	Including 1m @ 0.29% Cu.
NOR-008-06 (104.88m)								No significant intercepts.
NOR-009-06 (87.50m)	5	*16.4*	25	*82*	20	*65.6*	0.25	Including 7m @ 0.32% Cu.

International KRL is currently securing contracts with several drill companies for its 2007 field season. The Company plans to test the numerous geochemical and geophysical targets that remain to be evaluated. Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

U CLAIMS URANIUM PROJECT

Acquisition of U Claims Uranium Project, Yukon Territory

International KRL Resources Corp. entered into an option agreement with Shawn Ryan of Dawson City, Yukon Territory (the "Agreement"), whereby the Company was granted an option to acquire a 100% interest in the U Claims Uranium Project. The U Claims Uranium Project consists of 90 mineral claims covering 4,647 acres (1,881 hectares) located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory.

The U Claims were explored by Eldorado Nuclear (now Cameco Corporation) in 1978. Several uranium anomalies were identified which are supported by coincident geochemical and radiometric surveys. Due to the worldwide slump in the uranium market at that time, the property then lay dormant.

International KRL completed an expanded soil geochemistry program in late September 2006 in order to focus exploration in the 2007 field season. The results of this program are pending. Anomalous uranium has long been known to be associated with the Coffee Creek Intrusive group. It is believed that uranium has been concentrated along several structural trends on the U Claims. A NI 43-101 compliant technical report is being prepared on the property.

Under the terms of the agreement, in order to exercise the option the Company must pay the sum of $260,000, issue 750,000 common shares and incur $500,000 of exploration work on the property over a period of five years. Mr. Ryan has retained a 2% net smelter return royalty, one-half of which may be purchased by the Company for the sum of $1,000,000, and the Company holds a right of first refusal on the balance of the royalty.

SUBSEQUENT EVENTS

Subsequent to November 30, 2006 the Company entered into the following transactions:

(a)   In December 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consisted of one flow-through share and one-quarter warrant entitling the holder to purchase one non-flow-through common share at a price of $0.365 per share expiring on December 22, 2007.

   Share issuance costs included a $40,612 cash finder's fee; issue of 143,420 units (same terms as the units issued, except non-flow-through shares) as a finder's fee. A due diligence fee of $20,000 was paid and 641,558 agents warrants issued to purchase non-flow through shares at $0.365 per share expiring December 22, 2007.

(b)   Issued 200,000 shares at a price of $0.28 pursuant to the Nor property option payment and property commitment.

(c)   Issued 200,000 shares at a price of $0.25 pursuant to the U claims property option payment and property commitment.

(d)   Golden Harp Resources Inc. closed the private placement and issued 100,000 non-flow-through units at $0.10 raising gross proceeds of $10,000. Each non-flow-through unit consisted of one non-flow-through common share and share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company's operations and activities can be found by visiting the Company's website at www.krl.net and by accessing the Company's news releases and filings on the SEDAR website: www.sedar.com and the US Securities & Exchange Commission Website: www.sec.gov

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL RESOURCES CORP.
1640-1066 West Hastings Street
Oceanic Plaza, Box 12543
VANCOUVER
BRITISH COLUMBIA, V6E 3X1
TEL: (604) 689-0299, FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772
CORPORATE INFORMATION

1. DIRECTORS

Seamus Young, Vancouver, BC
Mike Muzylowski, Vancouver, BC
Clifford H. Frame, Toronto, Ontario
Judith T. Mazvihwa, Vancouver, BC
F. Charles Vickers, Jr., Dallas, Texas

2. OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO
Michael W. Hibbitts, VP Exploration

3. REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver
BC
V6Z 2M1

4. AUDITORS

Manning Elliott LLP
Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver
BC
V6E 3S7

5. REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.
4th Floor
510 Burrard Street
Vancouver
BC
V6C 3B9

6. TRADE SYMBOL

IRK- TSX-Venture
IRKLF-PK (USA)
CUSIP# 45972T 105

Form 52-109F2 - Certification of Interim Filings

I, **Seamus Young, CEO**, of **International KRL Resources Corp.**, hereby certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **International KRL Resources Corp.**, (the issuer) for the interim period ending **November 30, 2006**;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 25, 2007

"Seamus Young"

_____

Seamus Young
CEO, President

Form 52-109F2 - Certification of Interim Filings

I, **Judith T. Mazvihwa, CFO**, of **International KRL Resources Corp.**, hereby certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **International KRL Resources Corp.**, (the issuer) for the interim period ending **November 30, 2006**;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 25, 2007

"Judith T. Mazvihwa"

_____
Judith T. Mazvihwa
CFO